FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
Suite 405, 625 Howe Street
Vancouver BC V6C 2T6

Item Two - Date of Material Change

April 9, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On April 9, 2003, NovaGold Resources Inc. announced that a new joint Placer Dome, NovaGold and AMEC resource estimate confirms NovaGold’s November 2002 amounts regarding the Donlin Creek gold deposit in Alaska. Measured and indicated category resources are significantly increased since November 2002. The new resource estimate represents a 62% increase in measured and indicated resources and 138% increase in inferred resources over the Placer Dome December 2000 estimate. It was also announced that the Donlin Creek joint venture is to complete a pre-feasibility study by the fourth quarter 2003.

Item Five - Full Description of Material Change

On April 9, 2003, NovaGold Resources Inc. announced that a new joint Placer Dome, NovaGold and AMEC resource estimate confirms NovaGold’s November 2002 amounts regarding the Donlin Creek gold deposit in Alaska. Measured and indicated category resources are significantly increased since November 2002. The new resource estimate represents a 62% increase in measured and indicated resources and 138% increase in inferred resources over the Placer Dome December 2000 estimate. It was also announced that the Donlin Creek joint venture is to complete a pre-feasibility study by the fourth quarter 2003.

The Donlin Creek Joint Venture (NovaGold 70% / Placer Dome 30%) has just completed a new resource estimate for the Donlin Creek gold deposit in Alaska. This new resource estimate confirms the November 2002 estimates completed by NovaGold and AMEC E&C Services Limited and significantly increases the Measured and Indicated Resource category. Compared with the last estimates completed by Placer Dome in December 2000, the Measured and Indicated Resource categories (using a 1.5 gram-per-tonne (g/t) cut-off grade) have increased 62% to 11.1 million ounces of gold grading an average of 3.0 g/t gold. In addition, the Inferred Resource has increased 138% to 14.3 million ounces of gold grading 3.1 g/t. Within this is a higher grade resource that includes 4.7 million ounces grading 5.1 g/t of Measured and Indicated material and an additional Inferred Resource of 6.8 million ounces grading 5.5 g/t using a 3.5 g/t cut-off.

Since the project has now advanced to the Pre-Feasibility Stage, this estimate and all future estimates, will only report as resources the mineralization that falls within a potentially economic pit model. The amounts in the current estimate represent 90% of the Inferred Category mineralization and 99% of the Measured and Indicated Category mineralization that falls within a pit model and is classified as resource. Previous estimates by Placer Dome, NovaGold and AMEC would have used 100% of these amounts. The additional mineralization that is located outside of the pit model could eventually be included in future estimates as the pit model deepens and expands along strike with further drilling.

A table entitled "Donlin Creek Resource Estimates" was also included. A 1.5 g/t economic cutoff grade is being used for the project based on an assumed 20,000 to 30,000 tonne per day mill processing rate.

The new resource estimates are based on an updated 3D geologic and mineralization model that integrates 58,000 meters (192,000 feet) of drilling completed by NovaGold in 2001 and 2002 and 93,000 meters (304,000 feet) of drilling previously completed by Placer Dome. The model contains a total of 85,760 assays from 172,000 meters (564,000 feet) of drilling and trenching.

The most recent drill programs and sampling protocol were managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by independent engineering firm AMEC E&C Services Limited (AMEC) of Vancouver. Dr. Harry Parker, P.Geo., of AMEC (formerly MRDI) and Marc Jutras, P.Eng., Senior Geostatistician, of Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

The completion of the updated resource estimate is the first development milestone for the new Donlin Creek Joint Venture. The joint venture is on track to complete the project Pre-Feasibility study in the fourth quarter of 2003. The study is being conducted by AMEC E&C Services Limited, an independent engineering services company. Engineering studies currently underway include: detailed pit designs, mill process work, site facilities layout and on-going environmental monitoring in anticipation of future mine permitting.

As a priority development project for Placer Dome, NovaGold shareholders should see considerable added value as the Donlin Creek Project advances through Pre-Feasibility, Feasibility and to a positive construction decision. Placer Dome must expend in excess of US$30 million, complete a bankable Feasibility Study and make a decision to construct a mine producing at least 600,000 ounces of gold annually before November 14, 2007 in order to earn an additional 40% interest in the project. The Donlin Joint Venture is looking at a high-tonnage operation in the range of 20,000 to 30,000 tonnes per day that potentially would produce over 1 million ounces of gold per year. NovaGold’s annual share of this gold production would range from 300,000 to 400,000 ounces of gold per year.

NovaGold will review developments at Donlin Creek, Rock Creek and other projects as well as its annual financial results as part of a soon to be schedule conference call.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 15th day of April, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI

Donlin Creek Gold Resources Increased

April 9, 2003, Vancouver – NovaGold Resources Inc.

Highlights

  A new joint Placer Dome, NovaGold and AMEC resource estimate confirms NovaGold’s November 2002 amounts.
  Measured and Indicated Category Resources significantly increased since November 2002.
  New resource estimate represents a 62% increase in Measured and Indicated Resources and 138% increase in Inferred Resources over the Placer Dome December 2000 estimate.
  Donlin Creek Joint Venture to complete Pre-Feasibility Study by fourth quarter 2003.

Donlin Creek Gold Resource Updated with Expanded Measured and Indicated Category

The Donlin Creek Joint Venture (NovaGold 70% / Placer Dome 30%) has just completed a new resource estimate for the Donlin Creek gold deposit in Alaska. This new resource estimate confirms the November 2002 estimates completed by NovaGold and AMEC E&C Services Limited and significantly increases the Measured and Indicated Resource category. Compared with the last estimates completed by Placer Dome in December 2000, the Measured and Indicated Resource categories (using a 1.5 gram-per-tonne (g/t) cut-off grade) have increased 62% to 11.1 million ounces of gold grading an average of 3.0 g/t gold. In addition, the Inferred Resource has increased 138% to 14.3 million ounces of gold grading 3.1 g/t. Within this is a higher grade resource that includes 4.7 million ounces grading 5.1 g/t of Measured and Indicated material and an additional Inferred Resource of 6.8 million ounces grading 5.5 g/t using a 3.5 g/t cut-off.

Since the project has now advanced to the Pre-Feasibility Stage, this estimate and all future estimates, will only report as resources the mineralization that falls within a potentially economic pit model. The amounts in the current estimate represent 90% of the Inferred Category mineralization and 99% of the Measured and Indicated Category mineralization that falls within a pit model and is classified as resource. Previous estimates by Placer Dome, NovaGold and AMEC would have used 100% of these amounts. The additional mineralization that is located outside of the pit model could eventually be included in future estimates as the pit model deepens and expands along strike with further drilling.

Donlin Creek Resource Estimates:
April 2003 Estimate				Previous Estimate At December 2000
(1.5 g/t cut off grade)				(1.5 g/t cut off Grade)
Resource	Tonnes	Grade	Contained	Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces	Category	(Millions)	Gold g/t	Ounces
Measured	7.9	3.1	799,000	Measured	21.3	3.1	2,135,000
Indicated	109.5	2.9	10,343,000	Indicated	48.9	3.0	4,760,000
Total M&I:	117.5	3.0	11,142,000	Total M&I:	70.1	3.1	6,895,000

Inferred	142.2	3.1	14,308,000	Inferred	66.2	2.8	6,009,000
Notes: (1) Contained Ounces are rounded to the nearest 1,000.

A 1.5 g/t economic cut-off grade is being used for the project based on an assumed 20,000 to 30,000 tonne per day mill processing rate.

The new resource estimates are based on an updated 3D geologic and mineralization model that integrates 58,000 meters (192,000 feet) of drilling completed by NovaGold in 2001 and 2002 and 93,000 meters (304,000 feet) of drilling previously completed by Placer Dome. The model contains a total of 85,760 assays from 172,000 meters (564,000 feet) of drilling and trenching. The most recent drill programs and sampling protocol were managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by independent engineering firm AMEC E&C Services Limited (AMEC) of Vancouver. Dr. Harry Parker, P.Geo., of AMEC (formerly MRDI) and Marc Jutras, P.Eng., Senior Geostatistician, of Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

Pre-Feasibility Study On-Track for Completion in Fourth Quarter 2003

The completion of the updated resource estimate is the first development milestone for the new Donlin Creek Joint Venture. The joint venture is on track to complete the project Pre-Feasibility study in the fourth quarter of 2003. The study is being conducted by AMEC E&C Services Limited, an independent engineering services company. Engineering studies currently underway include: detailed pit designs, mill process work, site facilities layout and on-going environmental monitoring in anticipation of future mine permitting.

As a priority development project for Placer Dome, NovaGold shareholders should see considerable added value as the Donlin Creek Project advances through Pre-Feasibility, Feasibility and to a positive construction decision. Placer Dome must expend in excess of US$30 million, complete a bankable Feasibility Study and make a decision to construct a mine producing at least 600,000 ounces of gold annually before November 14, 2007 in order to earn an additional 40% interest in the project. The Donlin Joint Venture is looking at a high-tonnage operation in the range of 20,000 to 30,000 tonnes per day that potentially would produce over 1 million ounces of gold per year. NovaGold’s annual share of this gold production would range from 300,000 to 400,000 ounces of gold per year.

About NovaGold

NovaGold will review developments at Donlin Creek, Rock Creek and other projects as well as its annual financial results as part of a soon to be schedule conference call.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net

For more information on NovaGold or Donlin Creek contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(360) 766-7102
E-mail: Greg.Johnson@NovaGold.net

Don MacDonald, CA, Sr Vice President and CFO
Vancouver, B.C., Canada
(604) 669-6227 Toll Free 1-866-669-6227
E-mail: Don.MacDonald@NovaGold.net